SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

CIMATRON LIMITED

(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

FOR IMMEDIATE RELEASE

Cimatron Names Danny Haran President and CEO

– Replacing Zvika Naggan who resigned –

         GIVAT SHMUEL, Israel, June 30, 2005, Mr. Zvika Naggan today informed the Board of Directors of Cimatron Ltd. (Nasdaq: CIMT) that he intends to leave his position as President and CEO of the Company, effective immediately, citing personal reasons.

The Board of Directors of Cimatron accepted Mr. Naggan’s resignation and appointed the Company’s Chief Operating Officer, Mr. Danny Haran, 47, as the new President and CEO.

Danny Haran joined Cimatron as Vice President of Marketing and Chief Operating Officer in 2003 after having been employed by Comverse Technology (Nasdaq:CMVT) where he held several senior management positions, most recently as Chief Operating Officer of the Intelligent Network Division. Prior to Comverse, Mr. Haran managed Medcon Systems, an Israeli-based start-up company. Mr. Haran holds a Bachelor of Science degree in computer engineering from the Technion, a Master of Science degree from the Weitzman Institute, and a Master of Business Administration degree from Tel Aviv University.

         Mr. Yossi Ben Shalom, Cimatron’s Chairman of the Board, said, “We are grateful to Zvika for his leadership and contribution to Cimatron. Zvika is leaving behind him a strong and committed management team that will continue to lead the company in its future challenges. We wish him good luck in his future endeavors.

“We are proud to nominate Danny Haran as the new CEO. In the last two years, Danny has proved his capabilities as COO and VP Marketing. Danny played a key role in the company’s effort of creating a world class product for the tooling industry. Having worked closely with Zvika Naggan, I believe the transition of Danny to the CEO position will be smooth.

“Speaking as Chairman of the Board of Directors, as well as on behalf of the two major groups of shareholders in the company (Koonras and DBSI), we remain fully committed to the success and future growth of the company, as well as the success of its partners and distributors’ network.”

About Cimatron
Cimatron is the leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry. Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers, with installations in the automotive, consumer plastics, and electronics industries, employ Cimatron’s cutting-edge CAD/CAM solutions for manufacturing. Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distribution network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support.

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings, with the Securities and Exchanges Commission. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For More Information Contact:

Irit Porat
Phone: +972 3 5312290

Email: iritp@cimatron.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED BY: /S/ Ilan Erez —————————————— Ilan Erez VP Finance

Dated: June 30, 2005